UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 20, 2006**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On October 20, 2006 First Financial Holdings, Inc. announced fourth quarter and fiscal year results. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Press release dated October 20, 2006 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
And Principal Accounting Officer

Date: October 20, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Fourth Quarter and Fiscal Year Results and additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Fourth Quarter and Fiscal Year Results

and additional financial information.

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
                Executive Vice President,
                Chief Financial Officer and
                Chief Operating Officer
                (843) 529-5601

FIRST FINANCIAL HOLDINGS, INC.
REPORTS FOURTH QUARTER AND FISCAL YEAR RESULTS

Charleston, South Carolina (October 20, 2006) – First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today reported net income for its fourth quarter and fiscal year ended September 30, 2006. Net income for the year ended September 30, 2006 increased to $27.6 million from $26.2 million for the year ended September 30, 2005. Diluted earnings per share improved to $2.27, an increase of 8.6% from diluted earnings per share of $2.09 during fiscal 2005. Net income for the fourth quarter of fiscal 2006 totaled $6.9 million, or $0.57 per diluted share, compared with net income of $7.1 million, or $0.57 per diluted share, earned in the fourth quarter of fiscal 2005.

President and Chief Executive Officer A. Thomas Hood commented, "We were very pleased with operations during fiscal 2006 and with results in our fourth fiscal quarter. The interest rate environment this year has been challenging because of the rapid increase in short-term rates during most of the period and the return to a slightly inverted yield curve on United States Treasury Securities during the past several months. We have dealt with these challenges by continuing to sell most of our fixed-rate residential loan production while seeking to attract higher levels of commercial and consumer loan growth. During the year ended September 30, 2006, loan balances increased 9.1% and the funding for this growth came principally from our strong efforts to attract retail deposits. Loan growth slowed during the quarter ended September 30, 2006 from the pace of the June 2006 quarter, but we remain committed in our efforts to focus on profitable loan growth as we move into fiscal 2007."

Hood also noted, "The net interest margin during the quarter ended September 30, 2006 increased to 3.39% from a net interest margin of 3.30% for the quarter ended September 30, 2005. Compared with the most recent quarter, the net interest margin increased by two basis points from a net interest margin of 3.37% during the quarter ended June 30, 2006. For the fiscal year ended September 30, 2006 the net interest margin increased to 3.35% compared with a net interest margin of 3.32% for the twelve months ended September 30, 2005. Average earning assets for the quarter ended September 30, 2006 increased by $115.1 million, an increase of 5.0% from the comparable quarter ended September 30, 2005. This increase, combined with nine basis points of margin expansion resulted in growth of $1.5 million, or 8.0%, in net interest income."

Hood noted, "Non-interest income totaled $13.3 million for the fourth quarter of fiscal 2006, a slight decline from the quarter ended September 30, 2005. Gains from sales of property were $74 thousand in the current quarter compared with $584 thousand during the quarter ended September 30, 2005. Principally as a result of changes in interest rates, the quarterly valuations of originated mortgage servicing rights resulted in an additional impairment of $233 thousand during the quarter ended

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September 30, 2006 while valuations at September 30, 2005 resulted in an impairment recovery of $300 thousand for the final quarter of fiscal 2005. As a result, loan servicing operations decreased by $355 thousand in the quarter ended September 30, 2006 compared with the quarter ended September 30, 2005. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains from property sales, increased to $33.9 million, for the quarter ended September 30, 2006, an increase of $1.7 million or 5.3% from $32.2 million during the comparable quarter ended September 30, 2005."

Total non-interest expenses increased by $1.6 million, or 8.0%, to $22.1 million for the quarter ended September 30, 2006 compared to $20.5 million for the quarter ended September 30, 2005. Salaries and employee benefits increased by $1.2 million to $14.0 million for the quarter ended September 30, 2006 from $12.9 million for the quarter ended September 30, 2005. The increase in the current quarter is attributable principally to staffing for in-store branch expansion, higher health benefit costs, increased incentive accruals and merit increases for staff. For the fiscal year ended September 30, 2006, non-interest expense increased $6.3 million, or 7.9%, to $86.3 million from $80.1 million for fiscal 2005. Excluding a $964 thousand prepayment penalty on the repayment of FHLB advances incurred during fiscal 2005, total non-interest expense increased 9.2%. During fiscal 2006 the Company expanded into two additional in-store offices in Wal-Mart Superstore locations. "We anticipate additional in-store expansion and we will review other possible efficiencies related to the Company's branch sales office footprint during fiscal 2007." Hood commented.

The Company's reserve coverage of non-performing loans was 389.9% at September 30, 2006 compared to 252.7% at September 30, 2005 and 284.4% at June 30, 2006. Annualized loan net charge-offs as a percentage of net loans was 0.18% for the quarter ended September 30, 2006 compared with 0.27% for the comparable quarter a year ago and 0.22% for the quarter ended June 30, 2006. Problem assets, which include problem loans as well as properties acquired, as a percentage of total assets was 0.21% at September 30, 2006 compared with 0.29% at September 30, 2005 and 0.26% at June 30, 2006. Hood commented, "Credit quality has improved during fiscal 2006 and our reserve coverage to problem loans is very strong. Charge-offs during the quarter ended September 30, 2006 decreased 27.0% from the comparable quarter ended September 30, 2005. Like many other financial institutions, we closely monitor conditions in all of our markets and currently are seeing some slowing in the housing market that is reflected in an increased inventory of residential units and fewer new housing starts. On the other hand, commercial activity remains strong."

Hood also noted, "Deposits increased by $166.0 million, or 10.0% during fiscal 2006. We marketed a premier money market account in fiscal 2006, the "Market Preferred" account and balances at September 30, 2006 totaled $186.5 million. We believe that higher market interest rates and attractive certificate of deposit pricing resulted in a shift in balances from checking and savings products during fiscal 2006."

"We identified several significant goals for fiscal 2006. We were just short of our goal of 10% or greater growth in diluted earnings per share, with an increase of 8.6% for the year."

"As reflected in the results for the quarter and year ended September 30, 2006, we did enjoy continued success in the growth of our advice businesses – insurance, brokerage and trust. Revenues in these businesses increased 4.0% for fiscal 2006 compared to fiscal 2005."

"We have been very focused on expanding banking channels for all of our customers. We made significant improvements to our internet banking platform with many more planned improvements."

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"We have increased our in-store banking program with two new stores opened in fiscal 2006 and have commitments to open two additional in-store offices in fiscal 2007 with another committed for 2008. We will continue to evaluate possible branch sites in the near term future. Our new regional office in Myrtle Beach, South Carolina should be completed in early calendar 2007, which will allow us to consolidate operations from several offices in the immediate region."

"We believe that the achievement of our goal of strong, high quality loan growth is evidenced by our 9.1% loan portfolio growth during fiscal 2006 and by the excellent credit quality we've experienced." Hood concluded.

As of September 30, 2006, total assets of First Financial were $2.7 billion, loans receivable totaled $2.1 billion and deposits were $1.8 billion. Stockholders' equity was $183.8 million and book value per common share totaled $15.29 at September 30, 2006.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 52 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and Susan E. Baham, Executive Vice President, COO and CFO, will discuss these results in a conference call at 2:00 PM (ET), October 20, 2006. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Susan E. Baham, Executive Vice President, COO and CFO, (843) 529-5601.

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FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Twelve Months Ended	
	09/30/06	09/30/05	06/30/06	09/30/06	09/30/05
Statements of Income					
Interest income	$ 40,670	$ 33,832	$ 38,652	$ 151,340	$ 130,776
Interest expense	20,022	14,718	18,413	71,615	54,318
Net interest income	20,648	19,114	20,239	79,725	76,458
Provision for loan losses	(1,073)	(1,216)	(1,413)	(4,695)	(4,826)
Net interest income after provision	19,575	17,898	18,826	75,030	71,632
Other income					
Net gain on sale of loans	511	796	437	2,200	2,452
Net gain (loss) on sale of investments and mortgage-backed securities	11		(9)	5	(55)
Brokerage fees	664	708	694	2,777	2,646
Commissions on insurance	4,921	4,600	4,986	19,607	18,690
Other agency income	303	367	313	1,185	1,322
Service charges and fees on deposit accounts	4,347	4,253	4,386	17,714	12,927
Net gain on loan servicing operations	372	727	850	2,789	1,932
Gains on disposition of assets	74	584	801	989	2,530
Other	2,109	1,598	1,675	6,898	6,801
Total other income	13,312	13,633	14,133	54,164	49,245
Other expenses					
Salaries and employee benefits	14,045	12,888	13,549	54,648	50,334
Occupancy costs	1,561	1,405	1,603	5,754	5,233
Marketing	576	515	690	2,353	1,974
Depreciation, amort., etc.	1,395	1,418	1,360	5,406	5,488
Prepayment fees					964
Other	4,572	4,279	4,629	18,183	16,059
Total other expenses	22,149	20,505	21,831	86,344	80,052
Income before income taxes	10,738	11,026	11,128	42,850	40,825
Provision for income taxes	3,820	3,919	3,949	15,221	14,600
Net income	6,918	7,107	7,179	27,629	26,225
Earnings per common share:					
Basic	0.58	0.58	0.60	2.30	2.14
Diluted	0.57	0.57	0.59	2.27	2.09
Average shares outstanding	12,007	12,197	12,013	12,024	12,281
Average diluted shares outstanding	12,174	12,427	12,163	12,190	12,528
Ratios:					
Return on average equity	15.35%	16.55%	16.38%	15.76%	15.48%
Return on average assets	1.04%	1.13%	1.10%	1.06%	1.06%
Net interest margin	3.39%	3.30%	3.37%	3.35%	3.32%
Total other expense/average assets	3.34%	3.25%	3.33%	3.32%	3.22%
Efficiency ratio (1)	65.22%	63.47%	64.74%	64.68%	63.83%
Net charge-offs/average net loans, annualized	0.18%	0.27%	0.22%	0.21%	0.29%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - prepayment fees

	09/30/06	09/30/05	06/30/06
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 124,998	$ 123,579	$ 129,722
Investments	55,368	53,188	56,847
Mortgage-backed securities	296,493	341,533	298,022
Loans receivable, net	2,061,129	1,888,389	2,047,966
Office properties, net	56,080	51,877	53,885
Real estate owned	1,920	1,755	1,725
Intangible assets	22,706	22,978	22,859
Other assets	39,434	39,106	40,668
Total Assets	2,658,128	2,522,405	2,651,694
Liabilities			
Deposits	1,823,028	1,657,072	1,812,002
Advances from FHLB	465,000	452,000	517,000
Other borrowings	115,968	176,055	74,029
Other liabilities	70,367	66,149	71,878
Total Liabilities	2,474,363	2,351,276	2,474,909
Stockholders' equity			
Stockholders' equity	272,892	253,061	268,109
Treasury stock	(86,234)	(78,700)	(86,096)
Accumulated other comprehensive loss	(2,893)	(3,232)	(5,228)
Total stockholders' equity	183,765	171,129	176,785
Total liabilities and stockholders' equity	2,658,128	2,522,405	2,651,694
Stockholders' equity/assets	6.91%	6.78%	6.67%
Common shares outstanding	12,021	12,116	12,000
Book value per share	$ 15.29	$ 14.12	$ 14.73

	09/30/06	09/30/05	06/30/06
Credit quality-quarterly results			
Total reserves for loan losses	$ 14,615	$ 14,155	$ 14,461
Loan loss reserves/net loans	0.71%	0.75%	0.71%
Reserves/non-performing loans	389.94%	252.72%	284.44%
Provision for losses	$ 1,073	$ 1,216	$ 1,413
Net loan charge-offs	$ 918	$ 1,257	$ 1,113
Problem assets			
Non-accrual loans	$ 3,684	$ 5,556	$ 5,020
Accruing loans 90 days or more past due	64	45	64
Renegotiated loans			
REO through foreclosure	1,920	1,755	1,725
Total	$ 5,668	$ 7,356	$ 6,809
As a percent of total assets	0.21%	0.29%	0.26%

First Financial Holdings, Inc.

(dollars in thousands)

	As of / For the Quarter Ended (Unaudited)							
BALANCE SHEET	09/30/06	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04
Assets								
Cash and investments	$ 180,366	$ 186,569	$ 167,374	$ 177,201	$ 176,777	$ 185,698	$ 162,605	$ 153,786
Loans receivable	2,061,129	2,047,966	1,984,423	1,931,443	1,888,389	1,867,627	1,861,174	1,840,520
Mortgage-backed securities	296,493	298,022	319,729	340,387	341,523	355,953	336,993	350,666
Office properties and equip.	56,080	53,885	53,184	52,627	51,877	51,995	51,379	51,529
Real estate owned	1,920	1,725	2,410	2,118	1,755	2,291	2,654	4,178
Other assets	62,140	63,527	63,977	62,555	62,084	62,976	58,260	55,914
Total assets	$ 2,658,128	$ 2,651,694	$ 2,591,097	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593
Liabilities								
Deposits	$ 1,823,028	$ 1,812,002	$ 1,804,780	$ 1,691,172	$ 1,657,072	$ 1,616,056	$ 1,547,696	$ 1,505,251
Advances-FHLB	465,000	517,000	456,000	472,000	452,000	494,000	552,000	584,000
Other borrowed money	115,968	74,029	98,913	177,808	176,055	186,461	152,213	158,958
Other liabilities	70,367	71,878	57,473	54,542	66,149	57,632	50,252	40,857
Total liabilities	2,474,363	2,474,909	2,417,166	2,395,522	2,351,276	2,354,149	2,302,161	2,289,066
Total stockholders' equity	183,765	176,785	173,931	170,809	171,129	172,391	170,904	167,527
Total liabilities and stockholders' equity	$ 2,658,128	$ 2,651,694	$ 2,591,097	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593
Total shares o/s	12,021	12,000	12,025	12,020	12,116	12,243	12,352	12,307
Book value per share	$ 15.29	$ 14.73	$ 14.46	$ 14.21	$ 14.12	$ 14.08	$ 13.84	$ 13.61
Equity/assets	6.91%	6.67%	6.71%	6.66%	6.78%	6.82%	6.91%	6.82%
AVERAGE BALANCES								
Total assets	$ 2,655,784	$ 2,621,396	$ 2,578,714	$ 2,544,369	$ 2,522,473	$ 2,499,803	$ 2,464,829	$ 2,449,453
Earning assets	2,434,301	2,405,440	2,373,321	2,321,499	2,319,153	2,308,794	2,276,193	2,262,891
Loans	2,072,423	2,023,916	1,971,484	1,915,155	1,895,077	1,884,640	1,862,589	1,846,603
Costing liabilities	2,394,502	2,379,397	2,350,222	2,292,286	2,291,701	2,284,405	2,250,102	2,223,204
Deposits	1,814,111	1,804,496	1,741,755	1,671,661	1,645,324	1,591,739	1,525,975	1,517,898
Equity	180,275	175,358	172,370	170,969	171,160	171,648	169,216	166,357

First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (Unaudited)								Fiscal Year	
	09/30/06	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/06	09/30/05
STATEMENT OF OPERATIONS										
Total interest income	$ 40,670	$ 38,652	$ 36,783	$ 35,235	$ 33,832	$ 33,051	$ 31,912	$ 31,981	$ 151,340	$ 130,776
Total interest expense	20,022	18,413	17,357	15,823	14,718	13,785	12,980	12,835	71,615	54,318
Net interest income	20,648	20,239	19,426	19,412	19,114	19,266	18,932	19,146	79,725	76,458
Provision for loan losses	(1,073)	(1,413)	(1,309)	(900)	(1,216)	(1,010)	(1,300)	(1,300)	(4,695)	(4,826)
Net int. inc. after provision	19,575	18,826	18,117	18,512	17,898	18,256	17,632	17,846	75,030	71,632
Other income										
Net gain (loss) on sale of loans	$ 511	$ 437	$ 515	$ 737	$ 796	$ 816	$ 467	$ 373	$ 2,200	$ 2,452
Gain on investment securities	11	(9)	3					(56)	5	(55)
Brokerage fees	664	694	914	505	708	634	670	634	2,777	2,646
Commissions on insurance	4,921	4,986	5,808	3,892	4,600	4,578	5,800	3,712	19,607	18,690
Other agency income	303	313	301	268	367	361	330	264	1,185	1,322
Loan servicing fees	372	850	685	882	727	(117)	1,007	315	2,789	1,932
Svc. chgs/fees-dep. accts	4,347	4,386	4,222	4,759	4,253	2,985	2,742	2,947	17,714	12,927
Real estate operations (net)	(87)	(140)	(189)	(192)	(144)	(218)	(122)	(190)	(607)	(674)
Gains (losses) on disposition of properties	74	801	92	22	584	344	36	1,566	989	2,530
Other	2,196	1,815	1,852	1,643	1,742	1,516	1,578	2,640	7,505	7,475
Total other income	13,312	14,133	14,203	12,516	13,633	10,899	12,508	12,205	54,164	49,245
Other expenses										
Salaries & employee benefits	14,045	13,549	13,387	13,667	12,888	12,201	12,127	13,118	54,648	50,334
Occupancy costs	1,561	1,603	1,249	1,341	1,405	1,351	1,224	1,253	5,754	5,233
Marketing	576	690	622	465	515	490	465	504	2,353	1,974
Depreciation, amort. Etc.	1,395	1,360	1,295	1,356	1,418	1,432	1,344	1,294	5,406	5,488
Prepayment fees								964		964
Other	4,572	4,629	4,271	4,711	4,279	4,185	3,923	3,672	18,183	16,059
Total other expenses	22,149	21,831	20,824	21,540	20,505	19,659	19,083	20,805	86,344	80,052
Income before taxes	10,738	11,128	11,496	9,488	11,026	9,496	11,057	9,246	42,850	40,825
Provision for income taxes	3,820	3,949	4,087	3,365	3,919	3,338	4,010	3,333	15,221	14,600
Net Income	$ 6,918	$ 7,179	$ 7,409	$ 6,123	$ 7,107	$ 6,158	$ 7,047	$ 5,913	$ 27,629	$ 26,225
Average shares o/s, basic	12,007	12,013	12,023	12,054	12,197	12,303	12,323	12,301	12,024	12,281
Average shares o/s, diluted	12,174	12,163	12,190	12,231	12,427	12,511	12,569	12,606	12,190	12,528
Net income per share - basic	$ 0.58	$ 0.60	$ 0.62	$ 0.51	$ 0.58	$ 0.50	$ 0.57	$ 0.48	$ 2.30	$ 2.14
Net income per share - diluted	$ 0.57	$ 0.59	$ 0.61	$ 0.50	$ 0.57	$ 0.49	$ 0.56	$ 0.47	$ 2.27	$ 2.09
Dividends paid per share	$ 0.24	$ 0.24	$ 0.24	$ 0.24	$ 0.23	$ 0.23	$ 0.23	$ 0.23	$ 0.92	$ 0.92

First Financial Holdings, Inc.
(dollars in thousands)

			Quarter Ended (unaudited)						Fiscal Year	
	09/30/06	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/06	09/30/05
OTHER RATIOS										
Return on Average Assets	1.04%	1.10%	1.15%	0.96%	1.13%	0.99%	1.14%	0.97%	1.06%	1.06%
Return on Average Equity	15.35%	16.38%	17.19%	14.33%	16.55%	14.35%	16.66%	14.22%	15.76%	15.48%
Average yield on earning assets	6.68%	6.42%	6.20%	6.07%	5.83%	5.73%	5.61%	5.64%	6.35%	5.67%
Average cost of paying liabilities	3.32%	3.10%	2.99%	2.74%	2.55%	2.42%	2.34%	2.29%	3.05%	2.39%
Gross spread	3.36%	3.32%	3.21%	3.33%	3.28%	3.31%	3.27%	3.35%	3.30%	3.28%
Net interest margin	3.39%	3.37%	3.27%	3.34%	3.30%	3.34%	3.33%	3.38%	3.35%	3.32%
Operating exp./avg. assets	3.34%	3.31%	3.23%	3.39%	3.25%	3.15%	3.10%	3.40%	3.32%	3.22%
Efficiency ratio	65.22%	64.74%	61.75%	67.11%	63.47%	65.45%	60.53%	66.07%	64.68%	63.83%
COMPOSITION OF GROSS LOAN PORTFOLIO										
Residential (1-4 family)	$ 966,225	$ 968,447	$ 969,161	$ 951,294	$ 965,244	$ 996,478	$ 1,022,847	$ 1,025,562		
Other residential	20,138	20,806	23,685	23,806	24,780	46,471	42,324	59,227		
A & D and lots	101,157	94,571	85,943	79,953	76,576	73,678	70,164	68,995		
Commercial real estate	167,519	164,594	153,974	151,641	155,832	131,265	120,535	123,444		
Consumer	550,538	541,029	520,006	511,217	499,133	470,927	450,412	437,570		
Commercial business department	338,079	336,698	313,175	293,793	248,997	237,516	232,192	209,431		
	$ 2,143,656	$ 2,126,145	$ 2,065,944	$ 2,011,704	$ 1,970,562	$ 1,956,335	$ 1,938,474	$ 1,924,229		
ASSET QUALITY										
Non-accrual loans	$ 3,684	$ 5,020	$ 4,361	$ 6,200	$ 5,556	$ 6,715	$ 7,472	$ 7,763		
Loans 90 days or more past due	64	64	41	62	45	26	72	34		
Renegotiated loans										
REO thru foreclosure	1,920	1,725	2,410	2,118	1,755	2,291	2,654	4,178		
TOTAL	$ 5,668	$ 6,809	$ 6,812	$ 8,380	$ 7,356	$ 9,032	$ 10,198	$ 11,975		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 14,615	$ 14,461	$ 14,161	$ 14,167	$ 14,155	$ 14,196	$ 14,404	$ 14,697		
Loan loss reserves/net loans	0.71%	0.71%	0.71%	0.73%	0.75%	0.76%	0.77%	0.80%		
Provision for losses	1,073	1,413	1,309	900	1,216	1,010	1,300	1,300		
Net loan charge-offs	918	1,113	1,315	888	1,257	1,218	1,593	1,402		
Net charge-offs/average net loans	0.04%	0.06%	0.07%	0.05%	0.07%	0.07%	0.09%	0.08%		
Annualized net charge-offs/av.loans	0.18%	0.22%	0.27%	0.19%	0.27%	0.26%	0.34%	0.31%		